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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  FORM 12B-25



                      Commission File Number     0-28476
                                               -----------


                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q
[_] Form N-SAR

For Period Ended:  December 31, 1997
                  --------------------------------------------------------------

[_]  Transition Report on Form 10-K       [_]   Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F       [_]   Transition Report on  Form N-SAR
[_]  Transition Report on Form 11-K


For the Transition Period Ended: NOT APPLICABLE
                                 -----------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: NOT APPLICABLE
                                                   -----------------------------


                       PART I. REGISTRANT INFORMATION

Full name of registrant  OZEMAIL LIMITED (ACN 066 387 157)
                        --------------------------------------------------------

Former name if applicable

NOT APPLICABLE
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Address of principal executive office

OZEMAIL CENTRE, 39 HERBERT STREET
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City, State and Zip Code  ST. LEONARDS NSW 2065 SYDNEY, AUSTRALIA
                         -------------------------------------------------------

                                       1.
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                       PART II.  RULE 12B-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                             PART III.  NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  On November 24, 1997, OzEmail Limited ("OzEmail") acquired Access One Pty Ltd. ("Access One"), the internet business of Solution 6 Holdings Pty Ltd. in a transaction to be accounted for as a purchase. OzEmail has been unable to obtain all information related to Access One required for completion of its Annual Report on Form 10-K ("Form 10-K"), including but not limited to pro forma financial information.

  OzEmail is currently undertaking to prepare the information on a timely basis and has been advised by Price Waterhouse, its independent public accountants, that such information is required for inclusion in the Form 10-K in order for Price Waterhouse to issue its audit opinion. Since the information is not currently readily available, OzEmail would have to incur unreasonable effort and expense to obtain such information in order to timely file its Form 10-K.

                                       2.
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                          PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

    IAN MCGREGOR                                  011-612-9433-2400
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    (Name)                                       (Area Code)  (Telephone number)

  (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the reports.
                                                             [_] Yes   [X] No*

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [_] Yes   [X] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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        * OzEmail inadvertently failed to file a Report of Foreign Issuer on
Form 6-K regarding the Access One transaction within the prescribed time period (see Rules 13a-1, 13a-16 of the Exchange Act and General Instructions to Form 6-K). However, OzEmail is submitting the appropriate information on Form 6-K to the Securities and Exchange Commission as soon as practicable.

                                       3.
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                                 SIGNATURES
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OzEmail Limited                     (ACN 066 387 157)
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 1, 1998                 /s/Steven Ezzes
     ------------------------        -------------------------------------------
                                     Steven Ezzes
                                     Director, Authorized U.S. Representative

                                       4.
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[PRICE WATERHOUSE LETTERHEAD]


31 March 1998

PRIVATE AND CONFIDENTIAL

Mr S Howard
Chief Executive Officer
OzEmail Limited
Level 1 OzMail Centre
ST LEONARDS NSW 2065


Dear Mr Howard

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated 31 March, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of OzEmail Limited on or before the date the Form 10-K of OzEmail Limited for the year ended 31 December 1997 is required to be filed.

Yours sincerely

/s/ MJ MITCHELL

MJ Mitchell
Price Waterhouse
Sydney, Australia
Partner